    As filed with the Securities and Exchange Commission on August 2, 1999.
                                                              File No.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

A.   Exact name of trust:  ICMG Registered Variable Life Separate Account One

B.   Name of depositor: Hartford Life and Annuity Insurance Company

C.   Complete address of depositor's principal executive offices:

     P.O. Box 2999
     Hartford, CT  06104-2999

D.   Name and complete address of agent for service:

     Thomas S. Clark, Esq.
     Hartford Life and Annuity Insurance Company
     P.O. Box 2999
     Hartford, CT  06104-2999


E. Title and amount of securities being registered: Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant will register an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

G.   Amount of filing fee: Not applicable.

H. Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS


    Item No. of Form N-8B-2                       Caption In Prospectus
    -----------------------                       ---------------------
              1.                          Cover Page
              2.                          Cover Page
              3.                          Not Applicable
              4.                          Statement of Additional Information - Distribution of
                                          the Policies
              5.                          About Us - ICMG Registered Variable Life Separate Account One
              6.                          About Us - ICMG Registered Variable Life Separate Account One
              7.                          Not required by Form S-6
              8.                          Not required by Form S-6
              9.                          Legal Proceedings
              10.                         About Us - ICMG Registered Variable Life Separate Account One; The Funds
              11.                         About Us - ICMG Registered Variable Life Separate Account One; The Funds
              12.                         About Us - The Funds
              13.                         Fee Table;  Charges and Deductions
              14.                         Premiums
              15.                         Premiums
              16.                         Premiums
              17.                         Making Withdrawals From Your Policy
              18.                         About Us - The Funds; Charges and Deductions
              19.                         Your Policy - Contract Rights
              20.                         Not Applicable
              21.                         Loans
              22.                         Not Applicable
              23.                         Not Applicable
              24.                         Not Applicable
              25.                         About Us - Hartford Life and Annuity Insurance Company
              26.                         Not Applicable
              27.                         About Us - Hartford Life and Annuity Insurance Company
              28.                         Statement of Additional Information - General
                                          Information and History
              29.                         About Us - Hartford Life and Annuity Insurance Company
              30.                         Not Applicable
              31.                         Not Applicable
              32.                         Not Applicable
              33.                         Not Applicable
              34.                         Not Applicable

              35.                         Statement of Additional Information - Distribution of
                                          the Policies
              36.                         Not required by Form S-6
              37.                         Not Applicable
              38.                         Statement of Additional Information - Distribution of
                                          the Policies
              39.                         Statement of Additional Information - Distribution of
                                          the Policies
              40.                         Not Applicable
              41.                         Statement of Additional Information - Distribution of
                                          the Policies
              42.                         Not Applicable
              43.                         Not Applicable
              44.                         Premiums
              45.                         Not Applicable
              46.                         Premiums; Making Withdrawals From Your Policy
              47.                         About Us - The Funds
              48.                         Cover Page; About Us - Hartford Life and Annuity
                                          Insurance Company
              49.                         Not Applicable
              50.                         About Us - ICMG Registered Variable Life Separate Account One
              51.                         Not Applicable
              52.                         About Us - The Funds
              53.                         Taxes
              54.                         Not Applicable
              55.                         Not Applicable
              56.                         Not Required by Form S-6
              57.                         Not Required by Form S-6
              58.                         Not Required by Form S-6
              59.                         Not Required by Form S-6

                                    PART A

                                      OMNISOURCE-SM- II
                   GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                      ICMG REGISTERED VARIABLE LIFE SEPARATE ACCOUNT ONE
                         HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                        P.O. BOX 2999
                               HARTFORD, CONNECTICUT 06104-2999
[LOGO]                             TELEPHONE (800) 861-1408

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus describes information you should know before you enroll for coverage under the OmniSource-SM- II group flexible premium variable life insurance policy. Please read it carefully.

The OmniSource-SM- II group flexible premium variable life insurance policy is a contract issued by Hartford Life and Annuity Insurance Company to an employer or a trust sponsored by an employer. We will issue you a certificate of insurance that describes your rights, benefits, obligations and options under the group policy, including your payment of premiums and our payment of a death benefit to your beneficiaries. Your certificate is:

X Flexible premium, because you have options when selecting the timing and amounts of your premium payments.

X Variable, because the value of your life insurance coverage may fluctuate with the performance of the underlying Portfolio(s).

After you enroll, you allocate your payments to separate divisions of our separate account, known as Investment Divisions. The current Investment Divisions available are:

            INVESTMENT DIVISION                                       PURCHASES SHARES OF:
--------------------------------------------       ----------------------------------------------------------
Alger American Growth Investment Division     --   Alger American Growth Portfolio of The Alger American Fund
BT EAFE-Registered Trademark- Equity Index    --   EAFE-Registered Trademark- Equity Index Fund of the BT
  Investment Division                              Insurance Funds Trust
BT Small Cap Index Investment Division        --   Small Cap Index Fund of the BT Insurance Funds Trust
Fidelity Variable Insurance Products Fund     --   Initial Class of Equity-Income Portfolio of the Variable
  Equity-Income Investment Division                Insurance Products Fund
Fidelity Variable Insurance Products Fund II  --   Initial Class of Index 500 Portfolio of Variable Insurance
  Index 500 Investment Division                    Products Fund II
Hartford Money Market Investment Division     --   Class IA of Hartford Money Market HLS Fund, Inc.

If you decide to enroll for coverage under this group life insurance policy, you should keep this Prospectus for your records.

The Hartford HLS Mutual Funds prospectus included in this OmniSource-SM- II Prospectus contains information relating to all of the Funds offered by Hartford HLS Mutual Funds. Not all of the Funds in the Hartford HLS Mutual Funds prospectus are available to you. Please review this OmniSource-SM- II product prospectus for details regarding available Funds.

Although we file this Prospectus with the Securities and Exchange Commission, the Commission doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.

This Prospectus can also be obtained from the Securities and Exchange Commission's Website (HTTP://WWW.SEC.GOV).
--------------------------------------------------------------------------------
PROSPECTUS DATED:

2                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
 SUMMARY OF BENEFITS AND RISKS.........................................    4
   Benefits of Your Policy.............................................    4
   Risks of Your Policy................................................    4
 FEE TABLES............................................................    5
 ABOUT US..............................................................    6
   Hartford Life and Annuity Insurance Company.........................    6
   ICMG Registered Variable Life Separate Account One..................    6
   The Funds...........................................................    6
 CHARGES AND DEDUCTIONS................................................    7
   Deductions From Premium.............................................    7
     Front-End Sales Load..............................................    8
     Premium Tax Charge................................................    8
     DAC Tax Charge....................................................    8
   Deductions From Investment Value....................................    8
     Monthly Deduction Amount..........................................    8
     Mortality and Expense Risk Charge.................................    8
 YOUR CERTIFICATE......................................................    9
   Ownership Rights....................................................    9
   Beneficiary.........................................................    9
   Assignment..........................................................    9
   Statements..........................................................    9
   Issuance of Your Certificate........................................    9
   Right to Examine the Certificate....................................    9
 PREMIUMS..............................................................   10
   Premium Payment Flexibility.........................................   10
   Allocation of Premium Payments......................................   10
   Accumulation Units..................................................   10
   Accumulation Unit Values............................................   11
   Premium Limitation..................................................   11
 DEATH BENEFITS AND POLICY VALUES......................................   11
   Values Under the Certificate........................................   11
     Cash Surrender Value..............................................   11
     Investment Value..................................................   11
   Death Benefits......................................................   11
     Minimum Death Benefit Testing Procedures..........................   11
     Death Benefits Options............................................   11
     Payment Options...................................................   12
     Increases and Decreases in Face Amount............................   12
     Benefits at Maturity..............................................   13
 MAKING WITHDRAWALS FROM THE CERTIFICATE...............................   13
   Surrender...........................................................   13
   Partial Withdrawals.................................................   13
 TRANSFERS AMONG INVESTMENT DIVISIONS..................................   13
   Amount and Frequency of Transfers...................................   12
   Transfers to or from Investment Divisions...........................   14
   Asset Rebalancing...................................................   14
   Dollar Cost Averaging...............................................   14
   Procedures for Telephone Transfers..................................   14
   Processing of Transactions..........................................   15
 LOANS.................................................................   15
   Loan Interest.......................................................   15
   Credited Interest...................................................   15
   Loan Repayments.....................................................   15

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    3
--------------------------------------------------------------------------------

                                                                         PAGE
                                                                         ----
   Termination Due to Excessive Debt...................................   15
   Effect of Loans on Investment Value.................................   15
 LAPSE AND REINSTATEMENT...............................................   16
   Lapse and Grace Period..............................................   16
   Reinstatement.......................................................   16
 TERMINATION OF POLICY.................................................   16
 CONTRACT LIMITATIONS..................................................   16
   Partial Withdrawals.................................................   16
   Transfers of Account Value..........................................   16
   Face Amount Increases or Decreases..................................   16
   Valuation of Payments and Transfers.................................   16
   Deferral of Payments................................................   17
 CHANGES TO CONTRACT OR SEPARATE ACCOUNT...............................   17
   Modification of Policy..............................................   17
   Substitution of Funds...............................................   17
   Change in Operation of the Separate Account.........................   17
   Separate Account Taxes..............................................   17
 SUPPLEMENTAL BENEFITS.................................................   17
   Maturity Date Extension Rider.......................................   17
 OTHER MATTERS.........................................................   17
   Reduced Charges for Eligible Groups.................................   17
   Our Rights..........................................................   17
   Limit on Right to Contest...........................................   18
   Misstatement as to Age or Sex.......................................   18
   Assignment..........................................................   18
   Dividends...........................................................   18
 YEAR 2000.............................................................   18
   In General..........................................................   18
   Internal Year 2000 Efforts and Timetable............................   18
   Third Party Year 2000 Efforts and Timetable.........................   18
   Year 2000 Costs.....................................................   19
   Risks and Contingency Plans.........................................   19
 TAXES.................................................................   19
   General.............................................................   19
   Taxation of Hartford and the Separate Account.......................   19
   Income Taxation of Certificate Benefits.............................   20
   Modified Endowment Contracts........................................   20
   Diversification Requirements........................................   20
   Ownership of the Assets in the Separate Account.....................   21
   Tax Deferral During Accumulation Period.............................   21
   Federal Income Tax Withholding......................................   21
   Other Tax Considerations............................................   22
 PERFORMANCE RELATED INFORMATION.......................................   22
 LEGAL PROCEEDINGS.....................................................   22
 GLOSSARY OF SPECIAL TERMS.............................................   23
 WHERE YOU CAN FIND MORE INFORMATION...................................   24

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                              SUMMARY OF BENEFITS
                                   AND RISKS

                            BENEFITS OF YOUR POLICY

    FLEXIBILITY -- We designed the policy to be flexible to meet your specific life insurance needs. You have the flexibility to choose death benefit options, investment options, and premiums you pay.

    DEATH BENEFIT -- We will pay a death benefit to your beneficiary if the Insured dies while the Certificate is in force. You select one of two death benefit options. These options are:

1.  Option A -- Under Option A the death benefit is equal to the larger of:

    - The Face Amount; and

    - The Variable Insurance Amount.

2.  Option B -- Under Option B the death benefit is equal to the larger of:

    - The Face Amount plus the Cash Value; and

    - The Variable Insurance Amount.

    We reduce the death benefit by any money you owe us, such as outstanding Loans or Loan interest. You may change your death benefit option under certain circumstances. You may also increase or decrease the Face Amount on your Certificate under certain circumstances.

    INVESTMENT OPTIONS -- You may invest in a variety of Investment Divisions. You may transfer money among the Investment Divisions, subject to restrictions.

    PREMIUM PAYMENTS -- You have the flexibility to choose when and in what amounts you pay premiums.

    RIGHT TO EXAMINE YOUR CERTIFICATE -- For 10 days after you receive your Certificate, you may cancel it without paying a sales charge. Some states provide a longer examination period.

    WITHDRAWALS -- You may withdraw all or part of amounts available under your Certificate, subject to certain limitations.

    LOANS -- You may take a Loan under the Certificate. The Certificate secures the Loan.

    PAYMENT OPTIONS -- Your beneficiary may choose to receive the proceeds due under the Certificate,

    - in a lump sum; or

    - over a period of time by using one of several payment options.

    DOLLAR COST AVERAGING -- You may elect to allocate your Net Premiums among the Investment Divisions using the dollar cost averaging option program. The main objective of this program is to minimize the impact of short-term price fluctuations to allow you to take advantage of market fluctuations.

    ASSET REBALANCING -- You may elect to have us automatically reallocate Investment Value periodically in order to maintain a particular percentage allocation among the Investment Divisions that you selected ("Asset Rebalancing"). The Investment Value held in each Investment Division will increase or decrease in value at different rates during the relevant period. Asset Rebalancing is intended to reallocate Investment Value from those Investment Divisions that have increased in value to those that have decreased in value.

                              RISKS OF YOUR POLICY

    INVESTMENT PERFORMANCE -- The value of your Certificate will fluctuate with the performance of its Investment Divisions. Your investment options may decline in value, or they may not perform to your expectations. We do not guarantee your Investment Value in the Investment Divisions.

    TERMINATION --

    - CERTIFICATE: Your Certificate could terminate if the Cash Surrender Value becomes too low to pay the charges due under the Certificate. If this occurs, Hartford will notify you in writing. You will then have sixty-one
      (61) days to pay additional amounts to prevent the Certificate from terminating.

    - POLICY: Hartford or the employer may terminate participation in the policy. The party terminating the policy must provide you with a notice of the termination, at your last known address, at least fifteen (15) days prior to the date of termination.

    PARTIAL WITHDRAWAL LIMITATIONS -- We limit you to twelve (12) partial withdrawals per Coverage Year. These withdrawals will reduce your Cash Surrender Value, may reduce your death benefit, and may be subject to a processing charge.

    TRANSFER LIMITATIONS -- We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among the Investment Divisions.

    LOANS -- Taking a Loan under your Certificate may increase the risk that your Certificate will lapse, may have a permanent effect on your Investment Value, and may reduce the Death Proceeds.

    ADVERSE TAX CONSEQUENCES -- You may be subject to income tax if you receive any Loans, withdrawals or other amounts under the Certificate. You may also be subject to a 10% penalty tax.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    5
--------------------------------------------------------------------------------

                                   FEE TABLES

    The following tables describe the MAXIMUM fees and expenses that you will pay under the Certificate.

                            MAXIMUM TRANSACTION FEES

                                                                                                      CERTIFICATES FROM WHICH
         CHARGE               WHEN CHARGE IS DEDUCTED                 AMOUNT DEDUCTED                    CHARGE IS DEDUCTED
 ----------------------------------------------------------------------------------------------------------------------------------
 Sales Charge (1)        When you pay premium.               9% of any premium paid for                         All
                                                             Coverage Years 1 through 7, and
                                                             7% of any premium paid in Coverage
                                                             Years 8 and later.
 ----------------------------------------------------------------------------------------------------------------------------------
 Premium Tax Charge      When you pay premium.               Generally, between 0% and 4% of                    All
                                                             any premium you pay. The
                                                             percentage we deduct will vary by
                                                             locale depending on the tax rates
                                                             in effect there.
 ----------------------------------------------------------------------------------------------------------------------------------
 Deferred Acquisition    When you pay premium.               1.25% of each premium you pay. We                  All
 Cost Tax Charge                                             will adjust the charge based on
                                                             changes in the applicable tax law.
 ----------------------------------------------------------------------------------------------------------------------------------
 Transfer Fees           When you make a transfer after the  $50 per transfer.                   Those Certificates with more than
                         12th transfer in any Coverage                                           12 transfers per Contract Year.
                         Year.
 ----------------------------------------------------------------------------------------------------------------------------------
 Partial Withdrawal Fee  When you take a withdrawal after    $25 per partial withdrawal.         Those Certificates where more than
                         the 12th partial withdrawal in any                                      12 partial withdrawals have been
                         Coverage Year.                                                          made per Coverage Year.

(1) The current front end sales load charged is:
   6.75% of any premium paid for Coverage Years 1 through 7, and 4.75% of any premium paid in Coverage Years 8 and later.

The next table describes the MAXIMUM fees and expenses that you will pay periodically, not including Fund fees and expenses.

           MAXIMUM ANNUAL CHARGES OTHER THAN FUND OPERATING EXPENSES

                                                                                                      CERTIFICATES FROM WHICH
         CHARGE               WHEN CHARGE IS DEDUCTED                 AMOUNT DEDUCTED                    CHARGE IS DEDUCTED
 ----------------------------------------------------------------------------------------------------------------------------------
 Cost of Insurance                    Monthly.               The charge is the cost of                          All
 Charges                                                     insurance rate times the net
                                                             amount at risk. The cost of
                                                             insurance rates depend on issue
                                                             age, sex, insurance class and
                                                             substandard rating.
 ----------------------------------------------------------------------------------------------------------------------------------
 Mortality and Expense                 Daily.                On an annual basis, .65% of the                    All
 Risk Charge                                                 value of each Investment
                                                             Division's assets.
 ----------------------------------------------------------------------------------------------------------------------------------
 Administrative Charge                Monthly.               $10 per Coverage Month.                            All
 ----------------------------------------------------------------------------------------------------------------------------------
 Rider Charges                        Monthly.               Individualized based on optional    Only those Certificates with
                                                             rider selected.                     benefits provided by rider.

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

The next table describes the Fund fees and expenses that you will pay periodically. The table shows the minimum and maximum fees and expenses charged by any of the Funds. The prospectus for each Fund contains more detail concerning each Fund's fees and expenses.

                         ANNUAL FUND OPERATING EXPENSES

                                                                                                        POLICIES FROM WHICH
         CHARGE               WHEN CHARGE IS DEDUCTED                 AMOUNT DEDUCTED                    CHARGE IS DEDUCTED
 ----------------------------------------------------------------------------------------------------------------------------------
 Management Fees         Daily net asset values of a Fund             0.240% to 0.750%           All Certificates, but deductions
                         reflect Management Fees already                                         only from Investment Divisions you
                         deducted from assets of the Fund.                                       selected.
 ----------------------------------------------------------------------------------------------------------------------------------
 Other Expenses          Daily net asset values of a Fund             0.015% to 1.620%           All Certificates, but deductions
                         reflect Other Expenses already                                          only from Investment Divisions you
                         deducted from the assets of the                                         selected.
                         Fund.
 ----------------------------------------------------------------------------------------------------------------------------------
 Total Fund Annual       Daily net asset values of a Fund             0.350% to 2.070%           All Certificates, but deductions
 Expenses                reflect Total Fund Annual                                               only from Investment Divisions you
                         Operating Expenses already                                              selected.
                         deducted from assets of the Fund.

                                    ABOUT US

                           HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY

    Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

                        EFFECTIVE
                         DATE OF
RATING AGENCY            RATING         RATING         BASIS OF RATING
--------------------  -------------     ------     -----------------------

A.M. Best and
Company, Inc........       1/1/99             A+   Financial performance

                                                   Insurer financial
Standard & Poor's...       5/3/99            AA    strength

Duff & Phelps.......     12/21/98            AA+   Claims paying ability

                         ICMG REGISTERED VARIABLE LIFE
                              SEPARATE ACCOUNT ONE

    The Investment Divisions are separate divisions of our separate account, called ICMG Registered Variable Life Separate Account One (the "Separate Account"). The Separate Account exists to keep your life insurance policy assets separate from our company assets. As such, the investment performance of the Separate Account is independent from the investment performance of our other assets. We use our other assets to pay our insurance obligations under the policy. We hold your assets in the Separate Account exclusively for your benefit and we may not use them for any other liability of ours. We established the Separate Account on October 9, 1995 under the laws of Connecticut.

    Each of these Investment Divisions invests solely in a corresponding Portfolio of the Funds. You choose the Investment Divisions that meet your investment style. We may establish additional Investment Divisions at our discretion. The Separate Account may include other Investment Divisions that will not be available under the policy.

                                   THE FUNDS

    The Funds sell shares of the Portfolios to the Separate Account. The Portfolios are set up exclusively for variable annuity and variable life insurance products. The Portfolios are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund. However, they may have similar investment strategies and the same portfolio managers as retail mutual funds.

    We do not guarantee the investment results of any of the Portfolios. Since each Portfolio has different investment

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    7
--------------------------------------------------------------------------------

objectives, each is subject to different risks. The prospectuses for the Funds and the Funds' Statement of Additional Information describe these risks and the Portfolio's expenses. We have included the Funds' prospectuses with this Prospectus.

    The following Portfolios are available under your Certificate:

THE ALGER AMERICAN FUND:

    ALGER AMERICAN GROWTH PORTFOLIO -- Seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of large companies. The Portfolio considers large companies to have a market capitalization of $1 billion or greater.

BT INSURANCE FUNDS TRUST:

    EAFE-REGISTERED TRADEMARK- EQUITY INDEX FUND -- Seeks to replicate as closely as possible (before deduction for expenses) the total return of the Europe, Australia, Far East Index (the "EAFE-Registered Trademark- Index"), a capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States, by investing in a statistically selected sample of the equity securities included in the EAFE-Registered Trademark- Index. It will invest primarily in equity securities of business enterprises organized and domiciled outside of the United States or for which the principal trading market is outside the United States.

    SMALL CAP INDEX FUND -- Seeks to replicate as closely as possible (before deduction for expenses) the total return of the Russell 2000 Small Stock Index (the "Russell 2000"), an index consisting of 2,000 small-capitalization common stocks. It will include the common stock of companies included in the Russell 2000, on the basis of computer-generated statistical data, that are deemed representative of the industry diversification of the entire Russell 2000.

VARIABLE INSURANCE PRODUCTS FUND INITIAL CLASS:

    EQUITY-INCOME PORTFOLIO -- Seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. This Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks (commonly referred to as "S&P 500"). The Portfolio potentially may invest in lower quality debt securities.
VARIABLE INSURANCE PRODUCTS FUND II INITIAL CLASS:

    INDEX 500 PORTFOLIO -- Seeks to provide investment results that correspond to the total return of a broad range of common stocks publicly traded in the United States. To achieve this objective, the Portfolio attempts to duplicate the composition and total return of the S&P 500.

HARTFORD HLS MUTUAL FUNDS:

    HARTFORD MONEY MARKET HLS FUND, INC. -- Seeks to achieve maximum current income consistent with liquidity and preservation of capital.

    INVESTMENT ADVISERS -- The Alger American Fund is managed by Fred Alger Management, Inc. BT Insurance Funds Trust is managed by Bankers Trust Company. Variable Insurance Products Fund Initial Class and Variable Insurance Products Fund II Initial Class are managed by Fidelity Management & Research Company. Hartford Money Market HLS Fund, Inc. is managed by HL Investment Advisors, LLC.

    MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of policy owners, owners of other policies or owners of variable annuity contracts with values allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding, as disclosed in the Funds' prospectus.

    VOTING RIGHTS -- We will notify you of shareholder's meetings of the Funds purchased by those Investment Divisions you have invested in. We will send you proxy materials and instructions for you to vote the shares held for your benefit by those Investment Divisions. We will arrange for the handling and tallying of proxies received from you or other policy owners. If you give no instructions, we will vote those shares in the same proportion as shares for which we received instructions.

    If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any shareholder meeting at which shares held for your Policy may be voted. After we begin to make payouts to you, the number of votes you have will decrease.

                             CHARGES AND DEDUCTIONS

                            DEDUCTIONS FROM PREMIUM

    We deduct a percentage of your premium payment for a front-end sales load, a premium tax charge and the deferred acquisition cost ("DAC") tax charge before we allocate it to the Investment Divisions. The amount of each premium we allocate to the Investment Divisions is your net premium ("Net Premium").

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    FRONT-END SALES LOAD -- The current front-end sales load is 6.75% of any premium paid for Coverage Years 1 through 7 and 4.75% of any premium paid in Coverage Years 8 and later. The maximum front-end sales load is 9% of any premium paid in Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later. Front-end sales loads cover expenses related to the sale and distribution of the Certificates.

    PREMIUM TAX CHARGE -- We deduct a tax charge from each premium you pay. The premium tax charge covers taxes assessed against us by a state and/or other governmental entity. The range of this charge, generally, is between 0% and 4%.

    DAC TAX CHARGE -- We deduct 1.25% of each premium to cover a federal premium tax assessed against us. This charge is reasonable in relation to our federal income tax burden, under Section 848 of the Internal Revenue Code of 1986 ("the Code"), resulting from the receipt of premiums. We will adjust this charge based on changes in the applicable tax law.

                        DEDUCTIONS FROM INVESTMENT VALUE

    MONTHLY DEDUCTION AMOUNT -- Each month we will deduct an amount from your Investment Value to pay for the benefits provided under the Certificate. We call this amount the Monthly Deduction Amount and it equals the sum of:

(a) the administrative expense charge;

(b) the charges for cost of insurance;

(c) the charges for additional benefits provided by rider, if any.

    The Monthly Deduction Amount will vary from month to month.

    Following is an explanation of the administrative expense charge and the charges for cost of insurance and rider benefits.

(a) MONTHLY ADMINISTRATIVE FEE

   We will assess a monthly administrative charge to compensate us for administrative costs in connection with the Certificates. We will initially charge $5 per Coverage Month and we guarantee that the charge will never exceed $10.00 per Coverage Month.

(b) COST OF INSURANCE CHARGE

    The charge for the cost of insurance is equal to:

    (i) the cost of insurance rate per $1,000; multiplied by

    (ii) the net amount at risk; divided by

   (iii) $1,000.

        The net amount at risk equals the death benefit minus the Cash Value on the date we calculate this charge.

        The purpose of the cost of insurance charge is to cover our anticipated mortality costs. The current cost of insurance rates for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Table (ANB), Male or Female, age nearest birthday. We will charge substandard risks a higher cost of insurance rate. The cost of insurance rates for substandard risks will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table (ANB), Male or Female, age nearest birthday. In addition, the use of simplified underwriting or guaranteed issue procedures, rather than medical underwriting, may result in a higher cost of insurance charge for some individuals than if medical underwriting procedures were used.

        We will make any changes in the cost of insurance uniformly for all insureds of the same issue ages, sexes, risk classes and whose coverage has been in-force for the same length of time. No change in insurance class or cost will occur as a result of the deterioration of the Insured's health.

        The rate class of an Insured affects the cost of insurance rate. We and the employer will agree on the number of rate classes and characteristics of each rate class. The rate classes may vary by smokers and nonsmokers, active and retired status, and/or any other nondiscriminatory classes agreed to by the employer.

(c) RIDER CHARGE

    If the Certificate includes riders, we deduct a charge from the Investment Value on each Processing Date. We specify the applicable charge on the rider. This charge is to compensate us for the anticipated cost of providing the rider benefits.

        For a description of the riders available, see "Supplemental Benefits."

    MORTALITY AND EXPENSE RISK CHARGE -- For assuming mortality and expense risks under the policy, we currently deduct a daily charge of .000795% which is equal to .29% per year of the value of each Investment Division's assets in all Coverage Years. The maximum mortality and expense risk charge is .001781% per day which is equal to .65% per year.

    The mortality and expense risk charge is equal to:

    (i) the mortality and expense risk rate; multiplied by

    (ii) the portion of the Cash Value allocated to the Investment Divisions and the Loan Account.
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    The mortality risk we assume is that the actual cost of insurance charges specified in the Certificate will be insufficient to meet actual claims. The expense risk we assume is that expenses we incur for issuing and administering the Certificates will exceed the administrative charges we deducted from Investment Value.

    If these charges are insufficient to cover actual costs and assumed risks, the loss will fall on us. However, if the charge proves more than sufficient, we will add any excess to our surplus.

                                YOUR CERTIFICATE

                                OWNERSHIP RIGHTS

    As long as your Certificate is in force, you may exercise all rights under the Certificate while the Insured is alive and you have not named an irrevocable beneficiary.

                                  BENEFICIARY

    You name the beneficiary in your enrollment form for the Certificate. You may change the beneficiary (unless irrevocably named) while the Insured is alive by notifying us, in writing. If no beneficiary is living when the Insured dies, we will pay the Death Proceeds to you if living; or, otherwise, to your estate.

                                   ASSIGNMENT

    You may assign your rights under the Certificate. Until you notify us in writing, no assignment is effective against us. We are not responsible for the validity of any assignment.

                                   STATEMENTS

    We will send you a statement at least once each year, showing:

(a) the Certificate's current Cash Value, Cash Surrender Value and Face Amount;

(b) the premiums paid, Monthly Deduction Amounts and any Loans since your last statement;

(c) the amount of any outstanding Debt;

(d) any notifications required by the provisions of your Certificate; and

(e) any other information required by the Insurance Department of the state where we delivered your Certificate.

                          ISSUANCE OF YOUR CERTIFICATE

    To purchase a Certificate you must submit an enrollment form to our Customer Service Center. The specific form you complete will depend on the underwriting classification and plan design of the policy. Generally, we will only issue a Certificate on the lives of Insureds between the ages of 20 and 79 who supply evidence of insurability satisfactory to us. In addition, we will not issue a Certificate with a Face Amount of less than the minimum Face Amount. Acceptance is subject to our underwriting rules and we reserve the right to reject an enrollment form for any reason. If we accept your enrollment form, your Certificate will become effective on the Coverage Date only after we receive all outstanding delivery requirements and the initial premium payment shown in your Certificate.

    In the event you are exchanging an existing contract(s) for a new Certificate under Section 1035 of the Internal Revenue Code, the Coverage Date will be the date that you make the 1035 exchange. You make this 1035 exchange by assigning the existing contract(s) to us and completing an enrollment form. Upon receipt of the assignment form, we will surrender the existing contract(s) for its cash surrender value. We will apply the surrender proceeds we receive as premium to the Certificate. During the time between the Coverage Date and the date we receive the cash surrender value of the existing contract(s) or a premium payment, there will be no gap in coverage. We will make charges and deductions (other than those of the Portfolios) for this period; however, you will not experience investment returns.

                        RIGHT TO EXAMINE THE CERTIFICATE

    You have a limited right to return your Certificate for cancellation. You may deliver or mail the Certificate to us or to the agent who sold you the Certificate within ten (10) calendar days after delivery of the Certificate to you. Some states provide for a longer period.

    In the event you return your Certificate, we will return to you within seven
(7) days of our receipt of the Certificate, either:

    (i) the total amount of premiums; or

    (ii) the Cash Value plus charges deducted under the Certificate.

    The amount we return depends upon the state we issued your Certificate in.
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                                    PREMIUMS

                          PREMIUM PAYMENT FLEXIBILITY

    You have considerable flexibility as to when, in what amounts and what level of premiums, within a range determined by us, you pay under the Certificate. You choose a premium once you have determined the level and pattern of the death benefit.

    Your Certificate specifies the minimum initial premium amount you must pay on the Coverage Date. You may pay additional premiums at any time, subject to the premium limitations set by the Internal Revenue Code. For details on these premium limitations see, "Premium Limitation." You have the right to pay additional premiums of at least $100.00 at any time, unless otherwise agreed to by us.

    Your Certificate may lapse if the value of your Certificate becomes insufficient to cover the Monthly Deduction Amounts. If this happens you may pay additional premiums in order to prevent your Certificate from terminating. For details see, "Lapse and Reinstatement."

                         ALLOCATION OF PREMIUM PAYMENTS

    During the right to examine period, we allocate your initial premium payment in accordance with state law requirements. If you choose to cancel your Certificate, some states require the return of your initial premium, while others require the return of the Certificate's Cash Value.

- STATE OF ISSUE REQUIRES RETURN OF INITIAL PREMIUM

  If the state of issue of your Certificate requires that we return your initial premium, we will, when we issue your Certificate and until the end of the right to examine period, allocate your initial Net Premium to the Hartford Money Market Investment Division. Upon the expiration of the right to examine period, we will, at a later date, invest the initial Net Premium according to your initial allocation instructions. However, any accrued interest will remain in the Hartford Money Market Investment Division if you selected it as an initial allocation option. This later date is the later of:

    1.  ten (10) calendar days after we receive the initial premium; and

    2. the date we receive the final requirements to put the Certificate in force.

    We will allocate any additional premiums received prior to this later date to the Hartford Money Market Investment Division.

- STATE OF ISSUE REQUIRES RETURN OF CERTIFICATE'S CASH VALUE

  If the state of issue of your Certificate requires that we return the Certificate's Cash Value, we will allocate the initial Net Premium among your chosen Investment Divisions. In this case you will bear full investment risk for any amounts we allocate to the Investment Division during the right to examine period. This automatic immediate investment feature only applies if specified in your Certificate. Please check with your agent to determine the status of your Certificate.

    You may change the Net Premium allocation if you notify us in writing. Portions you allocate to the Investment Divisions must be whole percentages of 5% or more. We will allocate subsequent Net Premiums among Investment Divisions according to your most recent instructions, subject to the following:

    - If we receive a premium and your most recent allocation instructions would violate the 5% requirement, we will allocate the Net Premium among the Investment Divisions according to your previous premium allocation; and

    - If the asset rebalancing option is in effect, we will allocate Net Premiums accordingly, until you terminate this option. (See "Transfers Among Investment Divisons -- Asset Rebalancing.")

    You will receive several different types of notification that explain what your current premium allocation is. The Certificate shows the initial allocation you chose on the enrollment form. In addition, we will send you written confirmation, after we receive your premium payment, that shows you how we allocated your premium. A Certificate's annual statement will also summarize your current premium allocation.

                               ACCUMULATION UNITS

    We use Net Premiums allocated to the Investment Divisions to credit Accumulation Units under the Certificates.

    We determine the number of Accumulation Units in each Investment Division to be credited under the Certificate (including the initial allocation to the Hartford Money Market Investment Division) as follows:

1. Multiply the Net Premium by the appropriate allocation percentage to determine the portion we will invest in the Investment Division; then

2. Divide each portion to be invested in an Investment Division by the Accumulation Unit value of that particular Investment Division we computed following the receipt of the payment.

    Deductions made for the monthly deduction amount on each Processing Date will reduce the number of Accumulation Units under the Certificate. (See "Deductions from Investment Value -- Monthly Deduction Amount.")
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                            ACCUMULATION UNIT VALUES

    The Accumulation Unit value for each Investment Division will vary daily to reflect the investment experience and charges of the applicable Portfolio, as well as the daily deduction for mortality and expense risks. We will determine the Accumulation Unit value on each Valuation Day by multiplying the Accumulation Unit value of the particular Investment Division on the preceding Valuation Day by a net investment factor for that Investment Division for the Valuation Period then ended. The net investment factor for each of the Investment Divisions is equal to the net asset value per share of the corresponding Portfolio at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Portfolio in the Valuation Period then ended) divided by the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period, less the daily deduction for the mortality and expense risks assumed by us.

                               PREMIUM LIMITATION

    If we receive premiums that would cause the Certificate to fail to meet the definition of a life insurance policy in accordance with the Code, we will refund the excess premium payments. We will refund such premium payments and any applicable interest no later than sixty (60) days after the end of a Coverage Year.

    We will accept a premium payment that results in an increase in the death benefit greater than the amount of the premium, only after we approve evidence of insurability.

                               DEATH BENEFITS AND
                                 POLICY VALUES

                          VALUES UNDER THE CERTIFICATE

    CASH SURRENDER VALUE -- As with traditional life insurance, each Certificate will have a Cash Surrender Value. The Cash Surrender Value is equal to the Cash Value, less Debt, less any charges accrued but not deducted. There is no minimum guaranteed Cash Surrender Value. The Cash Value equals the value in the Investment Divisions plus the Loan Account Value.

    INVESTMENT VALUE -- Each Certificate will also have an Investment Value. The Investment Value of a Certificate changes on a daily basis and will be computed on each Valuation Day. The Investment Value will vary to reflect the investment experience of the Investment Divisions, Monthly Deduction Amounts and any amounts transferred to the Loan Account to secure a Loan.

    The Investment Value of a particular Certificate is related to the net asset value of the Portfolios associated with the Investment Divisions to which Net Premiums on the Certificate have been allocated. The total Investment Value in the Investment Divisions on any Valuation Day is calculated by multiplying the number of Accumulation Units in each Investment Division as of the Valuation Day by the current Accumulation Unit value of that Investment Division and then summing the result for all the Investment Divisions. The Investment Value equals the sum of the values of the assets in the Investment Divisions. See "Premiums -- Accumulation Unit Values."

                                 DEATH BENEFITS

    As long as the Certificate remains in force, the Certificate provides for the payment of the Death Proceeds to the named beneficiary when the Insured under the Certificate dies. The Death Proceeds payable to the beneficiary equal the death benefit less any Debt outstanding under the Certificate plus any rider benefits payable. The death benefit depends on the death benefit option you select and is determined as of the date of the death of the Insured.

    MINIMUM DEATH BENEFIT TESTING PROCEDURES -- Section 7702 of the Code defines alternative testing procedures, the guideline premium test ("GPT") and the cash value accumulation test ("CVAT") in order to meet the definition of life insurance under the Code. See "Taxes -- Income Taxation of Certificate Benefits." Each Certificate must qualify under either the GPT or the CVAT. Prior to issue, you choose the procedure under which a Certificate will qualify. Once you choose either the GPT or the CVAT to test a Certificate, it cannot be changed while the Certificate is in force.

    Under both testing procedures, there is a minimum death benefit required at all times equal to the Variable Insurance Amount. This is necessary in order for the Certificate to meet the current federal tax definition of life insurance, which places limitations on the amount of premiums that may be paid and the Cash Values that can accumulate relative to the death benefit. The factors used to determine the Variable Insurance Amount depend on the testing procedure chosen and are in the Certificate.

    Under the GPT, there is also a maximum amount of premium that may be paid with respect to each Certificate.

    Use of the CVAT can be advantageous if you intend to maximize the total amount of premiums paid under a Certificate. An offsetting consideration, however, is that the factors we use to determine the Variable Insurance Amount are higher under the CVAT, which can result in a higher death benefit over time and a higher total cost of insurance.

    DEATH BENEFITS OPTIONS -- Regardless of the minimum death benefit testing procedure chosen, there are two death
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benefit options: Death Benefit Option A and Death Benefit Option B.

1. Under Death Benefit Option A, the death benefit is the greater of (a) the Face Amount and (b) the Variable Insurance Amount.

2. Under Death Benefit Option B, the death benefit is the greater of (a) the Face Amount plus the Cash Value and (b) the Variable Insurance Amount.

    Regardless of which death benefit option you select, the maximum amount payable will be the Death Proceeds.

    OPTION CHANGE

    While the Certificate is in force, you may change the death benefit option you selected. You must make your request to change your death benefit option in writing and during the lifetime of the Insured.

    CHANGE FROM OPTION A TO OPTION B -- If the change is from Death Benefit Option A to Death Benefit Option B, the Insured must provide us with satisfactory evidence of insurability. The Face Amount after the change will be equal to the Face Amount before the change, less the Cash Value on the effective date of the change.

    CHANGE FROM OPTION B TO OPTION A -- If the change is from Death Benefit Option B to Death Benefit Option A, the Face Amount after the change will be equal to the Face Amount before the change plus the Cash Value on the effective date of change.

    Any change in the selection of a death benefit option will become effective at the beginning of the Coverage Month following our approval of the change. We will notify you when we have made the change.

    PAYMENT OPTIONS -- We may pay the Death Proceeds under the Certificate in a lump sum or we may apply the proceeds to one of our payment options. The minimum amount that may be placed under a payment option is $5,000 unless we consent to a lesser amount. Once payments under payment options 2, 3 or 4 begin, you may not surrender the Certificate to receive a lump sum settlement in place of the life insurance payments. The following options are available under the
Certificate:

FIRST OPTION -- Interest Income

    Payments of interest at the rate we declare, but not less than 3% per year, on the amount applied under this option.

SECOND OPTION -- Income of Fixed Amount

    Equal payments of the amount chosen until the amount applied under this option, with interest of not less than 3% per year, is exhausted. The final payment will be for the balance remaining.

THIRD OPTION -- Payments for a Fixed Period

    An amount payable monthly for the number of years selected which may be from 1 to 30 years.

FOURTH OPTION -- Life Income

  LIFE ANNUITY -- an annuity payable monthly during the lifetime of the annuitant and terminating with the last monthly payment due preceding the death of the annuitant. Under this option, it is possible that only one monthly annuity payment would be made, if the annuitant died before the second monthly annuity payment was due.

  LIFE ANNUITY WITH 120 MONTHLY PAYMENTS CERTAIN -- an annuity providing monthly income to the annuitant for a fixed period of 120 months and for as long thereafter as the annuitant shall live.

    The fourth payment option is based on the 1983a Individual Annuity Mortality Table set back one year and a net investment rate of 3% per annum. The amount of each payment under this option will depend upon the age of the annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, we may make payments less often. The first, second and third payment options are based on a net investment rate of 3% per annum. We may, however, from time to time, at our discretion if mortality appears more favorable and interest rates justify, apply other tables that will result in higher monthly payments for each $1,000 applied under one or more of the four payment options.

    We may agree to other arrangements for income payments.

    INCREASES AND DECREASES IN FACE AMOUNT -- In most cases, the minimum Face Amount of the Certificate is $50,000. At any time after purchasing a Certificate, you may request a change in the Face Amount by making a written request to us at our Customer Service Center.

    You must request an increase in the Face Amount in writing to us. All requests are subject to evidence of insurability satisfactory to us and subject to our current rules. Any increase we approve will be effective on the Processing Date following the date we approve the request. The Monthly Deduction Amount on the first Processing Date on or after the effective date of the increase will reflect a charge for the increase.

    A decrease in the Face Amount will be effective on the first Processing Date following the date we receive the request. Decreases must reduce the Face Amount by at least $25,000, and the remaining Face Amount generally must not be less than $50,000. We will apply decreases:

(a) to the most recent increase; then

(b) successively to each prior increase, and then
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(c) to the initial Face Amount.

    We reserve the right to limit the number of Face Amount increases or decreases made under the Certificate to no more than one in any twelve (12) month period.

    BENEFITS AT MATURITY -- If the Insured is living on the coverage maturity date ("Maturity Date"), we will pay you the Cash Surrender Value on the date you surrender the Certificate. However, on the Maturity Date, the Certificate will terminate and we will have no further obligations under the Certificate.

                            MAKING WITHDRAWALS FROM
                                THE CERTIFICATE

                                   SURRENDER

    At any time prior to the Maturity Date, provided the Certificate is in effect and has a Cash Surrender Value, you may choose, without the consent of the beneficiary (provided the designation of the beneficiary is not irrevocable) to surrender the Certificate and receive the full Cash Surrender Value from us. To surrender a Certificate, you must submit a written request for surrender to us. We will determine the Cash Surrender Value as of the Valuation Day we receive the request, in a written form satisfactory to us, at our Customer Service Center, or the date that you request, whichever is later.

    The Cash Surrender Value is the net amount available upon surrender of the Certificate and equals the Cash Value, minus Debt, minus any charges accrued but not yet deducted. We will terminate the Certificate on the date of receipt of the written request, or the date you request the surrender to be effective, whichever is later.

    We may pay the Cash Surrender Value in cash or you may allocate it to any other payment option agreed upon by us.

                              PARTIAL WITHDRAWALS

    At any time before the Maturity Date, and subject to our rules then in effect, we allow twelve (12) partial withdrawals per Coverage Year without charge. However, we allow only one (1) partial withdrawal between any successive Processing Dates. The minimum partial withdrawal allowed is $500.00. The maximum partial withdrawal is an amount equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, minus outstanding Debt.

    We currently impose a charge for processing partial withdrawals in excess of twelve (12) per Coverage Year. This charge is the lesser of:

- 2% of the amount withdrawn; and

- $25.00.

    A partial withdrawal will reduce the Cash Surrender Value, Cash Value and Investment Value. Any partial withdrawal will permanently affect the Cash Surrender Value and may permanently affect the death benefit payable. If Death Benefit Option A is in effect, we reduce the Face Amount by the amount of the partial withdrawal. Unless specified otherwise, we will deduct partial withdrawals on a Pro Rata Basis from the Investment Divisions. A Pro Rata Basis is an allocation method based on the proportion of the Investment Value in each Investment Division. You must submit requests for partial withdrawals to us in writing. The effective date of a partial withdrawal will be the Valuation Day closest to the date that we receive the request, in writing, at our Customer Service Center. If your Certificate is deemed to be a modified endowment contract, a 10% penalty tax may be imposed on income distributed before the insured attains age 59 1/2. See "Taxes -- Modified Endowment Contracts."

                                TRANSFERS AMONG
                              INVESTMENT DIVISIONS

                       AMOUNT AND FREQUENCY OF TRANSFERS

    Upon request and as long as the Certificate is in effect, you may transfer amounts among the Investment Divisions up to twelve (12) times per Coverage Year without charge. Transfers in excess of twelve (12) per Coverage Year will be subject to a charge of $50 per transfer deducted from the amount of the transfer. You must make transfer requests in writing on a form that we approve or by telephone in accordance with established procedures. Our rules then in effect will limit the amounts that you may transfer. The amounts that you transfer must be in whole percentages of 5% or more, unless otherwise agreed to by us. Currently, the minimum value of Accumulation Units that you may transfer from one Investment Division to another is the lesser of:

- $500; and

- the total value of the Accumulation Units in the Investment Division.

    The value of the remaining Accumulation Units in the Investment Division must equal at least $500. If, after an ordered transfer, the value of the remaining Accumulation Units in an Investment Division would be less than $500, we will transfer the entire remaining amount.

    Currently there are no restrictions on transfers other than those described in this Prospectus. We reserve the right in the future to impose additional restrictions on transfers.
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                   TRANSFERS TO OR FROM INVESTMENT DIVISIONS

    In the event of a transfer from an Investment Division, we will reduce the number of Accumulation Units that we credit to that Investment Division. We will determine the reduction by dividing:

1.  the amount transferred by,

2. the Accumulation Unit value for that Investment Division on the Valuation Day we receive your written request for transfer.

    In the event of a transfer to an Investment Division, we will increase the number of Accumulation Units credited. The increase will equal:

1.  the amount transferred divided by,

2. the Accumulation Unit value for that Investment Division determined on the Valuation Day we receive your written request.

                               ASSET REBALANCING

    Subject to our current rules, you may authorize us to automatically reallocate Investment Value periodically in order to maintain a particular percentage allocation among the Investment Divisions that you have selected. This reallocation is known as Asset Rebalancing. The Investment Value held in each Investment Division will increase or decrease in value at different rates during the relevant period. Asset Rebalancing is intended to reallocate Investment Value from those Investment Divisions that have increased in value to those that have decreased in value.

    To elect Asset Rebalancing, we must receive a written request from you. If you elect Asset Rebalancing, you must include all Investment Value in the automatic reallocation. The percentages that you select under Asset Rebalancing will override any prior percentage allocations that you have chosen and we will allocate all future Net Premiums accordingly. We will count all transfers made pursuant to Asset Rebalancing on the same day as one (1) transfer toward the twelve (12) transfers per Coverage Year that we permit without charge. Once elected, you may instruct us, in a written form satisfactory to us, at any time to terminate the option. In addition, we will terminate your participation in Asset Rebalancing if you make any transfer outside of Asset Rebalancing.

                             DOLLAR COST AVERAGING

    You may elect to allocate your Net Premiums among the Investment Divisions under the dollar cost averaging option program ("DCA Program"). If you choose to participate in the DCA Program, we will deposit your Net Premiums into the Hartford Money Market Investment Division. Each month, we will withdraw amounts from that Division and allocate them to the other Investment Divisions in accordance with your allocation instructions. The transfer date will be the monthly anniversary of your first transfer under your initial DCA election. We will make the first transfer within five (5) business days after we receive your initial election, either in writing or by telephone, subject to the telephone transfer procedures described in this Prospectus.

    We will allocate your Net Premium to the Investment Divisions that you specify, in the proportions that you specify. If, on any transfer date, your Investment Value that we have allocated to the Hartford Money Market Investment Division is less than the amount you have elected to transfer, we will terminate your participation in the DCA Program. Any transfers made in connection with the DCA Program must be whole percentages of 5% or more, unless we otherwise agree. In addition, transfers made under the DCA Program count toward the twelve (12) transfers per coverage year that we permit you without charge.

    You may also cancel your DCA election by notifying us in writing.

    The main objective of the DCA Program is to minimize the impact of short-term price fluctuations. The DCA Program allows you to take advantage of market fluctuations. Since we transfer the same dollar amount to other Investment Divisions at set intervals, the DCA Program allows you to purchase more Accumulation Units when prices are low and fewer Accumulation Units when prices are high. Therefore, you may achieve a lower average cost per Accumulation Unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making investments through periods of low price levels.

    You cannot make transfers under Asset Rebalancing and participate in the DCA Program at the same time.

                       PROCEDURES FOR TELEPHONE TRANSFERS

    You may make telephone transfers in two ways. You may directly contact a customer service representative. You may in the future also request access to an electronic service known as a Voice Response Unit (VRU). The VRU will permit the transfer of monies among the Investment Divisions and change of the allocation of future payments. If you intend to conduct telephone transfers through the VRU, you will be asked to complete a Telephone Authorization Form.

    We will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. Before a customer service representative accepts any request, the caller will be asked for his or her social security
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number and address. All calls will also be recorded. A Personal Identification
Number (PIN) will be assigned to all owners who request VRU access. The PIN is selected by and known only to you. Proper entry of the PIN is required before any transactions will be allowed through the VRU. Furthermore, all transactions performed over the VRU, as well as with a customer service representative, will be confirmed by us through a written letter. Moreover, all VRU transactions will be assigned a unique confirmation number which will become part of the Certificate's history. We are not liable for any loss, cost or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.

                           PROCESSING OF TRANSACTIONS
    Generally, we process your transactions only on a Valuation Day. We will process requests that we receive on a Valuation Day before the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern Time) on that same day, except as otherwise indicated in this Prospectus. We will process requests that we receive after the close of the NYSE as of the next Valuation Day.

                                     LOANS
    As long as the Certificate is in effect, you may obtain without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), a cash Loan from us. The maximum Loan amount is equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, minus outstanding Debt.

    We will transfer the amount of each Loan on a Pro Rata Basis from each of the Investment Divisions (unless you specify otherwise) to the Loan Account. We use the Loan Account to ensure that any outstanding Debt remains fully secured by the Investment Value.

                                 LOAN INTEREST

    Interest will accrue daily on outstanding Debt at the adjustable loan interest rate indicated in the Certificate. We will transfer the difference between the value of the Loan Account and any outstanding Debt from the Investment Divisions to the Loan Account on each Certificate Anniversary. Interest payments are due as shown in the Certificate. If you do not pay interest within five (5) days of its due date, we will add it to the amount of the Loan as of its due date.

    The maximum adjustable loan interest rate we may charge for Loans is the greater of:

- 5%; and

- the Published Monthly Average for the calendar month two (2) months prior to the date on which we determine the adjustable loan interest rate.

    The Published Monthly Average means the "Moody's Corporate Bond Yield Average -- Monthly Average Corporate" as published by Moody's Investors Service, Inc. or any successor to that service. If that monthly average is no longer published, a substitute average will be used.

                               CREDITED INTEREST

    We will credit interest on amounts in the Loan Account for Coverage Years 1 through 10 at a rate equal to the adjustable loan interest rate, minus 1%. We will credit interest on amounts in the Loan Account for Coverage Years 11 and later at a rate equal to the adjustable loan interest rate, minus .20%.

                                LOAN REPAYMENTS

    You can repay any part of or the entire Loan at any time. We will allocate the amount of the Loan repayment to your chosen Investment Divisions on a Pro Rata Basis, determined as of the date of the Loan repayment. Unless specified otherwise, we will treat any additional premium payments that we receive during the period when a Loan is outstanding as Loan repayments.

                       TERMINATION DUE TO EXCESSIVE DEBT

    If total outstanding Debt equals or exceeds the Cash Surrender Value, the Certificate will terminate thirty-one (31) calendar days after we have mailed notice to your last known address and that of any assignees of record. If you do not make sufficient Loan repayment by the end of this 31-day period, the Certificate will terminate without value.

                      EFFECT OF LOANS ON INVESTMENT VALUE

    A Loan, whether or not repaid, will have a permanent effect on the
Investment Value because the investment results of each Investment Division will apply only to the amount remaining in such Investment Divisions. The longer a Loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for Funds held in the Loan Account, your Investment Value will not increase as rapidly as it would have had no Loan been made. If the Investment Divisions earn less than the Loan Account, your Investment Value will be greater than it would have been had no Loan been made. Also, if not repaid, the aggregate amount of outstanding Debt will reduce the Death Proceeds and Cash Surrender Value.
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16                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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                            LAPSE AND REINSTATEMENT

                             LAPSE AND GRACE PERIOD

    We provide a sixty-one (61) calendar day grace period, from the date we mail you notice that the Cash Surrender Value is insufficient to pay the charges due under the Certificate. Unless you have given us written notice of termination in advance of the date of termination of the Certificate, insurance will continue in force during this period. You will be liable to us for all unpaid charges due under the Certificate for the period that the Certificate remains in force.

    In the event that total outstanding Debt equals or exceeds the Cash Surrender Value, the Certificate will terminate thirty-one (31) calendar days after we have mailed notice to your last known address and that of any assignees of record. If you do not make sufficient Loan repayment by the end of this 31-day period, the Certificate will end without value.

                                 REINSTATEMENT

    Prior to the death of the Insured, and unless (i) the policy is terminated or (ii) the Certificate has been surrendered for cash, we may reinstate the Certificate prior to the Maturity Date, provided:

(a) you make your request within three (3) years of the date of lapse. Some states provide a longer period; and

(b) you submit satisfactory evidence of insurability to us.

    We will not require evidence of insurability, if you reinstate your Certificate within one (1) month after the end of the 61-calendar day grace period, provided the Insured is alive.

    To reinstate your Certificate, you must remit a premium payment large enough to keep the coverage under the Certificate in force for at least three (3) months following the date of reinstatement. The Face Amount of the reinstated Certificate cannot exceed the Face Amount at the time of lapse. The Investment Value on the reinstatement date will reflect:

(a) The Investment Value at the time of termination; plus

(b) Net Premiums attributable to premiums paid at the time of reinstatement. Upon reinstatement, you must repay or carry over to the reinstated
certificate any Debt at the time of termination.

                             TERMINATION OF POLICY

    The employer or we may terminate participation in the policy. The party initiating the termination must provide notice of such termination to each owner of record, at his or her last known address, at least fifteen (15) days prior to the date of termination. In the event of such termination, we will not accept any new enrollment forms for new Insureds on or after the date that we receive or send notice of discontinuance, whichever is applicable. In addition, we will not issue any new Certificates. If you discontinue premium payments, we will continue insurance coverage under the Certificate as long as the Cash Surrender Value is sufficient to cover the charges due. We will not continue the coverage under the Certificate beyond attained age 100. Attained age means the Insured's age on the birthday nearest to the Coverage Date plus the period since the Coverage Date. In addition, we will not continue any optional benefit rider beyond the Certificate's date of termination. If the policy is discontinued or amended to discontinue the eligible class to which an Insured belongs (and if the coverage on the Insured is not transferred to another insurance carrier), any Certificate then in effect will remain in force under the discontinued policy, provided you have not canceled or surrendered it, subject to our qualifications then in effect. You will then pay Certificate premiums directly to us.

                              CONTRACT LIMITATIONS

                              PARTIAL WITHDRAWALS

    We limit you to twelve (12) partial withdrawals per Coverage Year.

                           TRANSFERS OF ACCOUNT VALUE

    We reserve the right to limit the size of transfers and remaining balances and to limit the number and frequency of transfers among the Investment Divisions.

                       FACE AMOUNT INCREASES OR DECREASES

    We reserve the right to limit the number of Face Amount increases or decreases made under the Certificate to no more than one (1) in any twelve (12) month period.

                      VALUATION OF PAYMENTS AND TRANSFERS

    We value the Certificate on every Valuation Day. We will generally pay Death Proceeds, Cash Surrender Values, partial withdrawals, and Loan amounts attributable to the Investment Divisions within seven (7) calendar days after we receive all the information needed to process the payment unless the New York Stock Exchange is closed for some reason other than a regular holiday or Weekend, trading is
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restricted by the Securities and Exchange Commission ("SEC") or the SEC declares that an emergency exists.

                              DEFERRAL OF PAYMENTS

    We may defer payment of any Cash Surrender Values, withdrawals and loan amounts that are not attributable to the Investment Divisions for up to six (6) months from the date of the request. If we defer payment for more than thirty
(30) days, we will pay you interest.
                             CHANGES TO CONTRACT OR
                                SEPARATE ACCOUNT

                             MODIFICATION OF POLICY

    The only way we may modify the policy is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries, or Assistant Secretaries.

                             SUBSTITUTION OF FUNDS

    We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

                  CHANGE IN OPERATION OF THE SEPARATE ACCOUNT

    We may modify the operation of the Separate Account to the extent permitted by law, including deregistration under the securities laws.

                             SEPARATE ACCOUNT TAXES

    Currently, we do not make a charge to the Separate Account for federal, state and local taxes that may be allocable to the Separate Account. In the future, we may begin to charge the Separate Account for federal, state and local taxes if the applicable federal, state or local tax laws that impose tax on us and/or the Separate Account change. We may make charges for other taxes that are imposed on the Separate Account.

                             SUPPLEMENTAL BENEFITS

    The following supplemental benefit may be included in a Certificate, subject to our current restrictions, limitations and state approval.

                         MATURITY DATE EXTENSION RIDER

    We will extend the Maturity Date (the date on which the Certificate will mature), to the date of death of the Insured. Certain death benefit and premium restrictions apply. See "Taxes -- Income Taxation of Certificate Benefits."

                                 OTHER MATTERS

                      REDUCED CHARGES FOR ELIGIBLE GROUPS

    We may reduce certain of the charges and deductions described above for Policies issued in connection with a specific plan, in accordance with our current internal policies as of the date we approve the application for a policy. To qualify for such a reduction, a plan must satisfy certain criteria, e.g., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in the Separate Account.

                                   OUR RIGHTS

    We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws (including obtaining any required approval of the Securities and Exchange Commission). If necessary, we will seek your approval.

    Specifically, we reserve the right to:

- Add or remove any Investment Division;

- Create new separate accounts;

- Combine the Separate Account with one or more other separate accounts;

- Operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

- Deregister the Separate Account under the 1940 Act;

- Manage the Separate Account under the direction of a committee or discharge such committee at any time;
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18                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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- Transfer the assets of the Separate Account to one or more other separate accounts; and

- Restrict or eliminate any of your voting rights or of any other persons who have voting rights as to the Separate Account.

    We also reserve the right to change the name of the Separate Account.

                           LIMIT ON RIGHT TO CONTEST

    We may not contest the validity of the Certificate after it has been in effect during the Insured's lifetime for two (2) years from the Issue Date. If we reinstate the Certificate, the 2-year period is measured from the date of reinstatement. Any increase in the Face Amount as a result of a premium payment is contestable for 2 years from its effective date. In addition, if the Insured commits suicide in the 2-year period, or such period as specified in state law, the death benefit payable will be limited to the premiums paid less any outstanding Debt and partial withdrawals.

                         MISSTATEMENT AS TO AGE OR SEX

    If the age or sex of the Insured is incorrectly stated, we will appropriately adjust the amount of all benefits payable, as specified in the Certificate.

                                   ASSIGNMENT
    The Certificate may be assigned as collateral for a loan or other obligation. We are not responsible for any payment made or action taken before receipt of written notice of such assignment. You must file proof of interest with any claim under a collateral assignment.

                                   DIVIDENDS

    No dividends will be paid under the Certificates.

                                   YEAR 2000

                                   IN GENERAL

    The Year 2000 issue relates to the ability or inability of computer hardware, software and other information technology (IT) systems, as well as non-IT systems, such as equipment and machinery with imbedded chips and microprocessors, to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many IT and non-IT systems that are in use today were developed years ago when a year was identified using a two-digit date field rather than a four-digit date field. As information and data containing or related to the century date are introduced to date sensitive systems, these systems may recognize the year 2000 as "1900", or not at all, which may result in systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases of IT systems, may cause the malfunctioning of certain non-IT systems, and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors, distributors and others, may also adversely affect any given company.

    The integrity and reliability of Hartford's IT systems, as well as the reliability of its non-IT systems, are integral aspects of Hartford's business. Hartford issues insurance policies, annuities, mutual funds and other financial products to individual and business customers, nearly all of which contain date sensitive data, such as policy expiration dates, birth dates and premium payment dates. In addition, various IT systems support communications and other systems that integrate Hartford's various business segments and field offices. Hartford also has business relationships with numerous third parties that affect virtually all aspects of Hartford's business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products, many of which provide date sensitive data to Hartford, and whose operations are important to Hartford's business.

                    INTERNAL YEAR 2000 EFFORTS AND TIMETABLE

    Beginning in 1990, Hartford began working on making its IT systems Year 2000 ready, either through installing new programs or replacing systems. Since January 1998, Hartford's Year 2000 efforts have focused on the remaining Year 2000 issues related to IT and non-IT systems in all of Hartford's business segments. These Year 2000 efforts include the following five main initiatives:
(1) identifying and assessing Year 2000 issues; (2) taking actions to remediate IT and non-IT systems so that they are Year 2000 ready; (3) testing IT and non-IT systems for Year 2000 readiness; (4) deploying such remediated and tested systems back into their respective production environments; and (5) conducting internal and external integrated testing of such systems. As of December 31, 1998, Hartford substantially completed initiatives (1) through (4) of its internal Year 2000 efforts. Hartford is currently performing initiative (5) and management currently anticipates that such activity will continue into the fourth quarter of 1999.

                  THIRD PARTY YEAR 2000 EFFORTS AND TIMETABLE

    Hartford's Year 2000 efforts include assessing the potential impact on Hartford of third parties' Year 2000 readiness. Hartford's third party Year 2000 efforts include the following three main initiatives: (1) identifying third
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parties which have significant business relationships with Hartford, including, without limitation, insurance agents, brokers, third party administrators, banks and other distributors and servicers of financial products, and inquiring of such third parties regarding their Year 2000 readiness; (2) evaluating such third parties' responses to Hartford's inquiries; and (3) based on the evaluation of third party responses (or a third party's failure to respond) and the significance of the business relationship, conducting additional activities with respect to third parties as determined to be necessary in each case. These activities may include conducting additional inquiries, more in-depth evaluations of Year 2000 readiness and plans, and integrated IT systems testing. Hartford has substantially completed the first third party initiatives (1) and
(2). Hartford is currently conducting the additional activities described in initiative (3) and management currently anticipates that it will continue to do so through the end of 1999. However, notwithstanding these third party Year 2000 efforts, Hartford does not have control over these third parties and, as a result, Hartford cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to adequately address their Year 2000 issues.

                                YEAR 2000 COSTS

    The after-tax costs of Hartford's Year 2000 program that were incurred prior to the year ended December 31, 1998 were not material to Hartford's financial condition or results of operations. For the year ended December 31, 1998, the after-tax costs were approximately $4 million. Management currently estimates that after-tax costs related to the Year 2000 program to be incurred in 1999 will be less than $10 million. These costs are being expensed as incurred.

                          RISKS AND CONTINGENCY PLANS
    If significant Year 2000 problems arise, including problems arising with third parties, failures of IT and non-IT systems could occur, which in turn could result in substantial interruptions in Hartford's business. In addition, Hartford's investing activities are an important aspect of its business and Hartford may be exposed to the risk that issuers of investments held by it will be adversely impacted by Year 2000 issues. Given the uncertain nature of Year 2000 problems that may arise, especially those related to the readiness of third parties discussed above, management cannot determine at this time whether the consequences of Year 2000 related problems that could arise will have a material impact on Hartford's financial condition or results of operations.

    Hartford has substantially completed the development of certain contingency plans so that if, despite its Year 2000 efforts, Year 2000 problems ultimately arise, the impact of such problems may be avoided or minimized. The contingency planning process involved identifying reasonably likely business disruption scenarios that, if they were to occur, could create significant problems in critical functions of Hartford. Hartford has developed plans to respond to such problems so that critical business functions may continue to operate with minimal disruption. Contingency planning also included assessing the dependency of business functions on critical third parties and their Year 2000 readiness. These plans will then be reviewed and tested on an integrated basis for the remainder of the year. Furthermore, in many contexts, Year 2000 issues are dynamic, and ongoing assessments of business functions, vulnerabilities and risks must be made. As such, new contingency plans may be needed in the future and/or existing plans may need to be modified as circumstances warrant.

                                     TAXES

                                    GENERAL

    Since federal tax law is complex, the tax consequences of purchasing this policy will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this policy is right for you.

    Our general discussion of the tax treatment of this policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this policy cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this policy. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

                            TAXATION OF HARTFORD AND
                              THE SEPARATE ACCOUNT

    The Separate Account is taxed as a part of Hartford, which is taxed as a life insurance company under Part 1 of Subchapter L of Chapter 1 of the Internal Revenue Code ("Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Investment Divisions) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Death Benefits and Policy Values -- Values Under the Certificate"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Certificate.

    Hartford does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon these expectations, no
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20                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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charge is currently being made to the Separate Account for Federal income taxes.
If Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for taxes against the Separate Account.

                    INCOME TAXATION OF CERTIFICATE BENEFITS

    For Federal income tax purposes, the Certificates should be treated as life insurance policies under Section 7702 of the Code. The death benefit under a life insurance policy is excluded from the gross income of the beneficiary. Also, a life insurance policy owner is not taxed on increments in the policy value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a policy that is treated as life insurance. Hartford intends to monitor premium levels to assure compliance with the Section 7702 standards.

    During the first fifteen policy years, an "income first" rule generally applies to any distribution of cash that is required under Code Section 7702 because of a reduction in benefits under the Certificate.

    Hartford also believes that any Loan received under a Certificate will be treated as Debt of the owner, and that no part of any Loan under a Certificate will constitute income to the owner. A surrender or assignment of the Certificate may have tax consequences depending upon the circumstances. Owners should consult qualified tax advisers concerning the effect of such changes.

    Federal, state, and local estate tax, inheritance, and other tax consequences of ownership or receipt of Certificate proceeds depend on the circumstances of each owner or beneficiary.

    The Maturity Date Extension Rider allows an owner to extend the Maturity Date to the date of the death of the Insured. Although Hartford believes that the Certificate will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, due to the lack of specific guidance on this issue, this result is not certain. If the Certificate is not treated as a life insurance contract for federal income tax purposes after the Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The owner should consult a competent tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

                          MODIFIED ENDOWMENT CONTRACTS
    Code Section 7702A applies an additional test, the "seven-pay" test, to life insurance contracts. A modified endowment contract is a life insurance policy which satisfies the Section 7702 definition of life insurance but fails the seven-pay test of Section 7702A. A policy fails the seven-pay test if the accumulated amount paid into the Certificate at any time during the first seven Coverage Years exceeds the sum of the net level premiums that would have been paid up to that point if the Certificate provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

    A policy that is classified as a modified endowment contract is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, withdrawals and loans from a modified endowment contract are treated first as income, then as a recovery of basis. Taxable withdrawals are subject to a 10% additional tax. Generally, only distributions and loans made in the first year in which a policy becomes a modified endowment contract, and in subsequent years, are taxable. However, distributions and loans made in the two years prior to a policy's failing the seven-pay test are deemed to be in anticipation of failure and are subject to tax. In addition, if there is a reduction in benefits under the Certificate within the first seven Coverage years, the seven-pay test is applied as if the Certificate had initially been issued at the reduced benefit level. Any reduction in benefits attributable to the nonpayment of premiums will not be taken into account for purposes of the seven-pay test if the benefits are reinstated within 90 days after the reduction.

    If the Certificate satisfies the seven-pay test for seven years, distributions and loans made thereafter will not be subject to the modified endowment contract rules, unless the Certificate is changed materially. The seven-pay test will be applied anew at any time the Certificate undergoes a material change, which includes an increase in the Face Amount.

    Before assigning, pledging, or requesting a Loan under a Certificate that is a modified endowment contract, an owner should consult a qualified tax adviser.

    All modified endowment contracts that are issued within any calendar year to the same policy owner by one company or its affiliates shall be treated as one modified endowment contract for the purpose of determining the taxable portion of any loan or distribution.

    Hartford has instituted procedures to monitor whether a Certificate may become a modified endowment contract after issue.

                          DIVERSIFICATION REQUIREMENTS

    The Code requires that investments supporting your policy be adequately diversified. Code Section 817 provides that a variable life insurance contract will not be treated as a life insurance contract for any period during which the
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investments made by the separate account or underlying fund are not adequately diversified. If a policy is not treated as a life insurance contract, the policy owner will be subject to income tax on annual increases in cash value.

    The Treasury Department's diversification regulations require, among other things, that:

- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

- no more than 70% is represented by any two investments,

- no more than 80% is represented by any three investments and

- no more than 90% is represented by any four investments.

    In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the policy owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all policies subject to the diversification requirements in a manner that will maintain adequate diversification.

                            OWNERSHIP OF THE ASSETS
                            IN THE SEPARATE ACCOUNT

    In order for a variable life insurance contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the policy owner. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes.

    The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by the policy owner, such as the ability to select and control investments in a separate account, will cause the policy owner to be treated as the owner of the assets for tax purposes.

    In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable policy."

    The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, guidance has yet to be issued. We do not know if additional guidance will be issued. If guidance is issued, we do not know if it will have a retroactive effect.

    Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. We reserve the right to modify the policy, as necessary, to prevent you from being considered the owner of assets in the separate account.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD

    Under existing provisions of the Code, except as described below, any increase in an owner's Investment Value is generally not taxable to the Policy Owner unless amounts are received (or are deemed to be received) under the Policy prior to the Insured's death. If the Policy is surrendered or matures, the amount received will be includable in the Policy Owner's income to the extent that it exceeds the Policy Owner's "investment in the contract." (If there is any debt at the time of a surrender, then such debt will be treated as an amount distributed to the owner.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the Policy, less the aggregate amount received previously under the Policy to the extent such amounts received were excluded from gross income. Whether partial withdrawals (or other such amounts deemed to be distributed) from the Policy constitute income to the Policy Owner depends, in part, upon whether the Policy is considered a modified endowment policy for Federal income tax purposes.

                         FEDERAL INCOME TAX WITHHOLDING

    If any amounts are deemed to be current taxable income to the owner, such amounts will be subject to
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Federal income tax withholding and reporting, pursuant to Section 3405 of the
Internal Revenue Code.

                            OTHER TAX CONSIDERATIONS

    Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Certificate ownership and distributions under federal, state and local law.

                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance related information concerning its Investment Divisions. Performance information about an Investment Division is based on the Investment Division's past performance only and is no indication of future performance.

    Each Investment Division may include total return in advertisements, sales literature, and other promotional materials. When an Investment Division advertises its total return, it will usually be calculated for one year, three years, five years, and ten years or some other relevant periods if the Investment Division has not been in existence for at least ten years. Total return may also be calculated for the most recent fiscal quarter and for the period since underlying fund inception. Total return is measured by comparing the value of an investment in the Investment Division at the beginning of the relevant period to the value of the investment at the end of the period.

    If applicable, the Investment Divisions may advertise yield in addition to total return. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period is divided by the unit value on the last day of the period. This figure reflects the Certificate charges described below.

    The Investment Division investing in the Hartford Money Market HLS Fund may advertise yield and effective yield. The yield of an Investment Division is based upon the income earned by the Investment Division over a seven-day period and then annualized, i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly, but when annualized, the income earned by the investment is assumed to be reinvested in Division units and thus compounded in the course of a 52-week period. Yield reflects the Certificate charges described below.

    Total return for an Investment Division includes deductions for the maximum sales load charge, mortality and expense risk charge, DAC tax charge, and the administrative expense charge, and is therefore lower than total return at the Portfolio level, where there are no comparable charges. The performance results do not reflect the cost of insurance or any state or local premium taxes. If these charges were included, the total return figures would be lower. Total return may also be calculated to include deductions for Separate Account charges, but not include deductions for the sales load charge, DAC tax charge or any state or local premium taxes. If reflected, the total return figures would reduce the performance quoted. Yield for an Investment Division includes all recurring charges (except sales charges) and is therefore lower than yield at the Portfolio level, where there are no comparable charges.

    We may provide information on various topics to current and prospective owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), plan and trust arrangements, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, current and prospective owner profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and investment alternatives, including comparisons between the Certificates and the characteristics of and market for such alternatives.

                               LEGAL PROCEEDINGS

    The Separate Account is not a party to any pending material legal proceedings.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   23
--------------------------------------------------------------------------------

                           GLOSSARY OF SPECIAL TERMS

    As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: A unit of measure we use to calculate the value of an Investment Division.

CASH SURRENDER VALUE: The Cash Value, minus Debt, minus accrued charges that we have not deducted.

CASH VALUE: The Investment Value plus the Loan Account Value.

CERTIFICATE: The form evidencing and describing your rights, benefits, and options under the Policy. The Certificate will describe, among other things, (i) the benefits payable upon the death of the named Insured, (ii) to whom the benefits are payable and (iii) the limits and other terms of the policy as they pertain to the Insured.

CERTIFICATE ANNIVERSARY: An anniversary of the Coverage Date.

COVERAGE DATE: The date insurance under the Certificate is effective as to an Insured and from which we determine Coverage Months and Coverage Years.

COVERAGE MONTH(S): The 1-month period and each successive 1-month period following the Coverage Date.

COVERAGE YEAR(S): The 12-month period and each successive 12-month period following the Coverage Date.

CUSTOMER SERVICE CENTER: The service area of Hartford Life and Annuity Insurance Company located at 100 Campus Drive, Suite 250, Florham Park, New Jersey 07932.

DEATH PROCEEDS: The amount that we will pay on the death of the Insured. This equals the death benefit minus any outstanding Debt plus any rider benefits payable.

DEBT: The aggregate amount of outstanding Loans, plus any interest accrued at the adjustable loan interest rate.

FACE AMOUNT: The minimum death benefit as long as the Certificate is in force. We specify the Face Amount you chose on your Certificate. We may change the Face Amount after certificate issuance on your request or due to a change in death benefit option or a partial withdrawal.

FUNDS: The underlying investment vehicles for the Separate Account. Each Fund is a registered management investment company, and may be divided into series of Portfolios.

HARTFORD OR US OR WE OR OUR: Hartford Life and Annuity Insurance Company.

INSURED: The person on whose life we issue the Certificate. We identify the Insured in the Certificate.

INVESTMENT DIVISION: A separate division of the Separate Account which invests exclusively in the shares of a specified Portfolio of a Fund.

INVESTMENT VALUE: The sum of the values of assets in the Investment Divisions under the Certificate.

LOAN: Any amount borrowed against the Investment Value under the Certificate.

LOAN ACCOUNT: An account in our general account, established for any amounts transferred from the Investment Divisions for requested loans. The Loan Account credits a fixed rate of interest that is not based on the investment experience of the Separate Account.

LOAN ACCOUNT VALUE: The amounts of the Investment Value transferred to (or from) our general account to secure Loans, plus interest accrued at the daily equivalent of an annual rate equal to the adjustable loan interest rate actually charged, reduced by not more than 1%.

MONTHLY DEDUCTION AMOUNT: The fees and charges deducted from the Investment Value on the Processing Date.

NET PREMIUM: The amount of premium credited to the Investment Divisions.

PORTFOLIO: A division or series of a Fund that serves as the underlying investment vehicle of an Investment Division of the Separate Account. Each Investment Division purchases shares of a Portfolio of a Fund.

PROCESSING DATE(S): The day(s) on which we deduct charges from the Investment Value. The first Processing Date is the Coverage Date. There is a Processing Date each month. Later Processing Dates are on the same calendar day as the Coverage Date, or on the last day of any month which has no such calendar date.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

VARIABLE INSURANCE AMOUNT: The Cash Value multiplied by the applicable variable insurance factor provided in the Certificate.

YOU OR YOUR: The person or legal entity designated as the owner in the enrollment form or as subsequently changed. This person or legal entity may be someone other than the Insured. You possess all rights under the policy with respect to the Certificate.

24                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                      WHERE YOU CAN FIND MORE INFORMATION

    You can call your representative with questions or write to us at:

        International Corporate Marketing Group
        Attn: Registered Products
        100 Campus Drive, Suite 250
        Florham Park, NJ 07932

    The Statement of Additional Information, which is attached to this prospectus, contains more information about this life insurance policy. Like this prospectus, it is filed with the Securities and Exchange Commission. You should read the Statement of Additional Information because you are bound by the terms contained in it.

    We file other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room in Washington, DC 20549-6009. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                                     PART B

                                     HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                      STATEMENT OF ADDITIONAL INFORMATION
               ICMG REGISTERED VARIABLE LIFE SEPARATE ACCOUNT ONE
                                 OMNISOURCE II

    This Statement of Additional Information is not a prospectus. We will send you a prospectus if you write us at International Corporate Marketing Group,
Attn: Registered Products, 100 Campus Drive, Suite 250, Florham Park, NJ 07932.

DATE OF PROSPECTUS:
DATE OF STATEMENT OF ADDITIONAL INFORMATION:

2                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
 GENERAL INFORMATION AND HISTORY.......................................     3
 SERVICES..............................................................     6
 EXPERTS...............................................................     6
 DISTRIBUTION OF THE POLICIES..........................................     6
 ADDITIONAL INFORMATION ABOUT CHARGES..................................     6
 ILLUSTRATION OF BENEFITS..............................................     8
 FINANCIAL STATEMENTS..................................................

STATEMENT OF ADDITIONAL INFORMATION                                            3
--------------------------------------------------------------------------------

                              GENERAL INFORMATION
                                  AND HISTORY

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY ("HARTFORD")

    Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999.

    Hartford Life and Annuity Insurance Company is controlled by Hartford Life Insurance Company, which is controlled by Hartford Life & Accident Insurance Company, which is controlled by Hartford Life Inc., which is controlled by Hartford Accident & Indemnity Company, which is controlled by Hartford Fire Insurance Company, which is controlled by Nutmeg Insurance Company, which is controlled by The Hartford Financial Services Group, Inc. Each of these companies is engaged in the business of insurance and financial services.

    The following table shows a brief description of the business experience of officers and directors of Hartford Life and Annuity Insurance Company:

                                    POSITION WITH HARTFORD;                OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME                        YEAR OF ELECTION                         FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
---------------------------  -------------------------------------  ----------------------------------------------------------------
Wendell J. Bossen            Vice President, 1995**                 Vice President (1992-Present), Hartford Life and Accident
                                                                      Insurance Company; Vice President (1992-Present), Hartford
                                                                      Life Insurance Company; President (1992-Present),
                                                                      International Corporate Marketing Group, Inc.

Gregory A. Boyko             Senior Vice President,                 Vice President & Controller (1995-1997), Hartford Life Insurance
                             Director, 1997*                          Company; Director (1997-Present); Senior Vice President
                                                                      (1997-Present), Chief Financial Officer & Treasurer
                                                                      (1997-1998); Vice President & Controller (1995-1997), Hartford
                                                                      Life and Accident Insurance Company; Director (1997-Present);
                                                                      Senior Vice President, Chief Financial Officer & Treasurer
                                                                      (1997-Present); Vice President and Controller (1995-1997),
                                                                      Hartford Life Insurance Company; Senior Vice President, Chief
                                                                      Financial Officer & Treasurer (1997-Present), Hartford Life,
                                                                      Inc.; Chief Financial Officer (1994-1995), IMG American Life;
                                                                      Senior Vice President (1992-1994), Connecticut Mutual Life
                                                                      Insurance Company.

Peter W. Cummins             Senior Vice President, 1997            Vice President (1993-1997), Hartford; Senior Vice President,
                                                                      (1997-Present); Vice President (1989-1997), Hartford Life and
                                                                      Accident Insurance Company; Senior Vice President
                                                                      (1997-Present); Vice President (1989-1997); Senior Vice
                                                                      President (1997-Present); Vice President (1989-1997), Hartford
                                                                      Life Insurance Company.

Timothy M. Fitch             Vice President, 1995                   Vice President (1995-Present); Actuary (1994-Present); Assistant
                             Actuary, 1997                            Vice President (1992-1995), Hartford Life and Accident
                                                                      Insurance Company; Vice President (1995-Present); Actuary
                                                                      (1994-Present); Assistant Vice President (1992-1995), Hartford
                                                                      Life Insurance Company.

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                                    POSITION WITH HARTFORD;                OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME                        YEAR OF ELECTION                         FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
---------------------------  -------------------------------------  ----------------------------------------------------------------
Mary Jane B. Fortin          Vice President & Chief   Accounting    Vice President & Chief Accounting Office (1998-Present),
                             Officer, 1998                            Hartford Life Insurance Company; Vice President & Chief
                                                                      Accounting Officer, (1998-Present), Royal Life Insurance
                                                                      Company of America; Vice President & Chief Accounting Officer
                                                                      (1998-Present) Alpine Life Insurance Company; Chief Accounting
                                                                      Officer (1997-Present), Hartford Life, Inc.; Director, Finance
                                                                      (1995-1997), Value Health, Inc.; Senior Manager (1993-1995),
                                                                      Coopers and Lybrand; Audit Manager (1993-1996) Arthur Andersen
                                                                      & Co.

David T. Foy                 Senior Vice President &                Senior Vice President (1998-Present), Vice President (1998),
                             Treasurer, 1998                          Assistant Vice President (1995-1998), Hartford; Senior Vice
                                                                      President (1998-Present), Hartford Life and Accident Insurance
                                                                      Company; Director, Strategic Planning Corporate Finance
                                                                      (1995-1996), IA Product Development (1994-1995), Hartford;
                                                                      Various Actuarial Roles (1989-1993) Milliman & Robertson.

Lynda Godkin                 Senior Vice President, 1997            Assistant General Counsel and Secretary (1994-1995), Hartford;
                             General Counsel, 1996                    Director (1997-Present); Senior Vice President (1997-Present);
                             Corporate Secretary, 1996                General Counsel (1996-Present); Corporate Secretary
                             Director, 1997*                          (1995-Present); Associate General Counsel (1995-1996);
                                                                      Assistant General Counsel and Secretary (1994-1995); Counsel
                                                                      (1990-1994), Hartford Life and Accident Insurance Company;
                                                                      Senior Vice President (1997-Present); General Counsel
                                                                      (1996-Present); Corporate Secretary (1995-Present); Director
                                                                      (1997-Present); Associate General Counsel (1995-1996);
                                                                      Assistant General Counsel and Secretary (1994-1995); Counsel
                                                                      (1990-1994), Hartford Life Insurance Company; Vice President
                                                                      and General Counsel (1997-Present), Hartford Life, Inc.

Lois W. Grady                Senior Vice President, 1998            Vice President (1994-1998), Hartford; Senior Vice President
                             Vice President, 1994                     (1998-Present); Vice President (1993-1997); Assistant Vice
                                                                      President (1987-1993), Hartford Life and Accident Insurance
                                                                      Company; Senior Vice President (1998-Present); Vice President
                                                                      (1994-1997); Assistant Vice President (1987-1994), Hartford
                                                                      Life Insurance Company.

Stephen T. Joyce             Vice President, 1997                   Assistant Vice President (1995-1997), Hartford; Assistant Vice
                                                                      President (1994-1997), Hartford Life and Accident Insurance
                                                                      Company; Vice President (1997-Present); Assistant Vice
                                                                      President (1994-1997), Hartford Life Insurance Company.

Michael D. Keeler            Vice President, 1998                   Vice President (1998-Present); Hartford Life and Accident
                                                                      Insurance Company; Vice President (1995-1997), Providian
                                                                      Insurance; Supervisor/ Manager (1985-1995), U.S. West
                                                                      Communications.

STATEMENT OF ADDITIONAL INFORMATION                                            5
--------------------------------------------------------------------------------

                                    POSITION WITH HARTFORD;                OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME                        YEAR OF ELECTION                         FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
---------------------------  -------------------------------------  ----------------------------------------------------------------
Robert A. Kerzner            Senior Vice President, 1998            Senior Vice President (1998-Present); Vice President
                             Vice President, 1997                     (1994-1998), Hartford; Senior Vice President (1998-Present);
                                                                      Vice President (1994-1997); Regional Vice President
                                                                      (1991-1994), Hartford Life Insurance Company.

Thomas M. Marra              Executive Vice President, 1996         Senior Vice President (1993-1996); Director of Individual
                             Director, Individual Life and            Annuities (1991-1993), Hartford; Director (1994-Present);
                             Annuity Division, 1993                   Executive Vice President (1995-Present); Director, Individual
                             Director, 1994*                          Life and Annuity Division (1994-Present); Senior Vice
                                                                      President (1994-1995); Vice President (1989-1994); Actuary
                                                                      (1987-1997), Hartford Life and Accident Insurance Company;
                                                                      Director (1994-Present); Executive Vice President
                                                                      (1995-Present); Director, Individual Life and Annuity Division
                                                                      (1994-Present); Senior Vice President (1994-1995); Vice
                                                                      President (1989-1994); Actuary (1987-1995), Hartford Life
                                                                      Insurance Company; Executive Vice President, Individual Life
                                                                      and Annuities (1997-Present), Hartford Life, Inc.

Steven L. Matthieson         Vice President, 1984                   Director of New Business (1984-1997), Hartford.

Craig R. Raymond             Senior Vice President, 1997            Vice President (1993-1997); Assistant Vice President
                             Chief Actuary, 1994                      (1992-1993); Actuary (1989-1994), Hartford; Senior Vice
                                                                      President (1997-Present); Chief Actuary (1995-Present); Vice
                                                                      President (1993-1997); Actuary (1990-1995), Hartford Life and
                                                                      Accident Insurance Company; Senior Vice President
                                                                      (1997-Present); Chief Actuary (1994-Present); Vice President
                                                                      (1993-1997); Assistant Vice President (1992-1993); Actuary
                                                                      (1989-1994), Hartford Life Insurance Company; Vice President
                                                                      and Chief Actuary (1997-Present), Hartford Life, Inc.

Lowndes A. Smith             President, 1989                        Chief Operating Officer (1989-1997), Hartford; Director
                             Chief Executive Officer, 1997            (1981-Present); President (1989-Present); Chief Executive
                             Director, 1985*                          Officer (1997-Present); Chief Operating Officer (1989-1997),
                                                                      Hartford Life and Accident Insurance Company; Director
                                                                      (1981-Present); President (1989-Present), Chief Executive
                                                                      Officer (1997-Present); Chief Operating Officer (1989-1997),
                                                                      Hartford Life Insurance Company; Chief Executive Officer and
                                                                      President and Director (1997-Present), Hartford Life, Inc.

David M. Znamierowski        Senior Vice President, 1997            Vice President (1997) Senior Vice President (1997) Director,
                             Director, 1998*                          Risk Management Strategy (1996) Director (1998), Hartford;
                                                                      Director (1998-Present); Senior Vice President (1997-Present);
                                                                      Hartford Life and Accident Insurance Company; Vice President,
                                                                      Investment Strategy (1997-Present), Hartford Life, Inc.; Vice
                                                                      President, Investment Strategy & Policy (1991-1996), Aetna
                                                                      Life and Casualty.

---------

 * Denotes date of election to Board of Directors of Hartford.

** Affiliated Company of The Hartford Financial Services Group, Inc.

    Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    ICMG REGISTERED VARIABLE LIFE SEPARATE ACCOUNT ONE was established as a separate account under Connecticut law on October 9, 1995. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

                                    SERVICES

    SAFEKEEPING OF ASSETS -- Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Investment Divisons.

                                    EXPERTS

    INDEPENDENT PUBLIC ACCOUNTANTS -- The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

    ACTUARIAL EXPERT -- The hypothetical Policy illustrations included in this Statement of Additional Information and the registration statement with respect to the Separate Account have been approved by James M. Hedreen, FSA, MAAA, Actuary, for Hartford, and are included in reliance upon his opinion as to their reasonableness.

                          DISTRIBUTION OF THE POLICIES

    Hartford Equity Sales Company, Inc. ("HESCO") serves as principal underwriter for the Certificates and will offer the Policies on a continuous basis. HESCO is an affiliate of Hartford. Both HESCO and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal address of HESCO is the same as Hartford. HESCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

    The Policies will be sold by salespersons who represent Hartford as insurance agents and who are registered representatives of HESCO or certain other registered broker-dealers who have entered into distribution agreements with HESCO.

    The maximum sales commission payable to Hartford agents, independent registered insurance brokers, and other registered broker-dealers is 12% of the premiums paid. Additionally, expense allowances, service fees and asset-based trail commissions may be paid. A sales representative may be required to return all or a portion of the commissions paid if a Certificate terminates prior to the Certificate's second Certificate Anniversary.

    Broker-dealers or financial institutions are compensated according to a schedule set forth HESCO and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments. This compensation is usually paid from the sales charges described in the Prospectus.

    In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HESCO, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or other financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for broker-dealers or financial institutions, will be made by HESCO, its affiliates or Hartford out of their assets and will not effect the amounts paid by the policy owners or contract owners to purchase, hold or surrender variable insurance products.

    The following table shows officers and directors of HESCO:

NAME AND PRINCIPAL
BUSINESS ADDRESS         POSITIONS AND OFFICES
-----------------------  ----------------------------------------
Lowndes A. Smith         President and Chief Executive Officer,
                          Director
Thomas M. Marra          Executive Vice President, Director
Peter W. Cummins         Senior Vice President
Lynda Godkin             Senior Vice President, General Counsel
                          and Corporate Secretary
Donald E. Waggaman, Jr.  Treasurer
George R. Jay            Controller

                             ADDITIONAL INFORMATION
                                 ABOUT CHARGES

    SALES LOAD -- The current front-end sales load is 6.75% of any premium paid for Coverage Years 1 through 7 and 4.75% of any premium paid in Coverage Years 8 and later. The maximum front-end load is 9% of any premium paid in Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later.

STATEMENT OF ADDITIONAL INFORMATION                                            7
--------------------------------------------------------------------------------

    Front-end sales loads cover the expenses related to the sale and distribution of the Certificates.

    REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain of the charges and deductions described above may be reduced for certain sales of the Certificates under circumstances which result in a saving of such sales and distribution expenses. To qualify for this reduction, a plan must satisfy certain criteria as to, for example, the expected number of owners and the anticipated Face Amount of all Certificates under the plan. Generally, the sales contacts and effort and administrative costs per Certificate vary based on such factors as the size of the plan, the purpose for which the Certificates are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification are related to the reduced sales effort and administrative costs resulting from sales to qualifying plans. From time to time, we may modify on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Certificate Owners invested in ICMG Registered Variable Life Separate Account One.

    UNDERWRITING PROCEDURES -- To purchase a Certificate you must submit an enrollment form to us. Within limits, you may choose the initial Premium and the initial Face Amount. Certificates generally will be issued only on the lives of insureds ages 79 and under who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an enrollment form for any reason. No change in the terms or conditions of a Certificate will be made without your consent.

    The cost of insurance charge is to cover our anticipated mortality costs. We use various underwriting procedures, including medical underwriting procedures, depending on the characteristics of the group to which the policies are issued. The current cost of insurance rates for standard risks may be equal to or less than the 1980 Commissioners Standard Ordinary Mortality Table. Substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table. The multiple will be based on the Insured's risk class. The use of simplified underwriting and guaranteed issue procedures may result in the cost of insurance charges being higher for some individuals than if medical underwriting procedures were used.

    Cost of insurance rates are based on the age, sex (except where unisex rates apply), and rate class of the Insured and group mortality characteristics and the particular characteristics (such as the rate class structure) under the policy that are agreed to by Hartford and the employer. The actual monthly cost of insurance rates will be based on our expectations as to future experience. We will determine the cost of insurance rate at the start of each Coverage Year. Any changes in the cost of insurance rate will be made uniformly for all Insureds in the same risk class.

    The rate class of an Insured affects the cost of insurance rate. Hartford and the employer will agree to the number of classes and characteristics of each class. The classes may vary by smokers and nonsmokers, active and retired status, and/ or any other nondiscriminatory classes agreed to by the employer. Where smoker and non-smoker divisions are provided, an Insured who is in the nonsmoker division of a rate class will have a lower cost of insurance than an Insured in the smoker division of the same rate class, even if each Insured has an identical Certificate.

    Because the Cash Value and the Death Benefit Amount under a Certificate may vary from month to month, the cost of insurance charge may also vary on each Processing Date.

    INCREASES IN FACE AMOUNT -- At any time after purchasing a Certificate, You may request In Writing to change the Face Amount. In most cases, the minimum Face Amount of the Certificate is $50,000.

    All requests to increase the Face Amount must be applied for on a new enrollment form. All requests will be subject to evidence of insurability satisfactory to Us and subject to Our rules then in effect. Any increase approved by Us will be effective on the Processing Date following the date We approve the request. The Monthly Deduction Amount on the first Processing Date on or after the effective date of the increase will reflect a charge for the increase. We reserve the right to limit the number of increases made under the Certificate to not more than one in any 12 month period.

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                 ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES
                           AND CASH SURRENDER VALUES

    The following tables illustrate how the death benefit, Cash Value and Cash Surrender Value of a Policy may change with the investment experience of the Separate Account. They show how the death benefit, Cash Value and Cash Surrender Value of a Certificate issued to an Insured of a given age would vary over time if the investment return on the assets held in each Portfolio were a uniform, gross annual rate of 0%, 6% and 12%. The death benefit, Cash Value and Cash Surrender Value would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Coverage Years. They assume that no Loans are made and that no partial withdrawals have been made. The tables are also based on the assumption that the owner has not requested an increase or decrease in the Face Amount and that no transfers have been made in any Coverage Years.

    The tables illustrate a Certificate issued to a Male Insured, Age 45 in the Medical Non-Smoker Class with an Initial Face Amount of $250,000. The death benefit, Cash Value and Cash Surrender Value would be lower if the Insured was a smoker or in a special class since the cost of insurance charges would increase.

    The tables reflect the fact that the net return on the assets held in the Investment Divisions is lower than the gross after-tax return of the Portfolios. This is because these tables assume an investment management fee and other
estimated Portfolio expenses totaling    %. The    % figure is based on an
average of the current management fees and expenses of the available Portfolios, taking into account any applicable expense caps or reimbursement arrangements. Actual fees and expenses of the Portfolios associated with a Certificate may be
more or less than    %, will vary from year to year, and will depend on how the
Cash Value is allocated.

    As their headings indicate, the tables reflect the deductions of current contractual charges and guaranteed contractual charges for a single gross interest rate. These charges include the front-end sales load, the daily charge to the Separate Account for assuming mortality and expense risks, and the monthly administrative expense and cost of insurance charges. All tables assume a charge of 2.00% for taxes attributable to premiums, a 1.25% charge for the federal DAC tax and reflect the fact that no charges against the Separate Account are currently made for federal, state or local taxes attributable to the Policy or Certificate.

    Each table also shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually.

    Upon request, Hartford will furnish a comparable illustration based on a proposed Certificate's specific circumstances.

                 ILLUSTRATIONS TO BE PROVIDED BY AMENDMENT

               FINANCIAL STATEMENTS TO BE PROVIDED BY AMENDMENT

                                        PART C

                                  OTHER INFORMATION

Item 27.  Exhibits

     (a) Resolution of the Board of Directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account.

     (b)       Not Applicable.

     (c)(1)    Form of Principal Underwriting Agreement.

     (c)(2)    Form of Selling Agreement.

     (d) Form of Contract and Certificate for Group Flexible Premium Variable Life Insurance Policy.

     (e) Form of Enrollment Form for Certificate Issued Under Group Flexible Premium Variable Life Insurance Policies.

     (f)       Certificate of Incorporation of Hartford(1) and Bylaws of
               Hartford.(2)

     (g)       Reinsurance Contracts, to be filed by amendment.

     (h)       Form of Participation Agreement.

     (i)       Not Applicable.

     (j)       Not Applicable.

     (k) Opinion and consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

     (l) Opinion and Consent of James M. Hedreen, FSA, MAAA, to be filed by amendment.

     (m)       Not Applicable.

     (n) Consent of Arthur Andersen LLP, Independent Public Accountants, to be filed by amendment.

     (o)       No financial statement will be omitted.

     (p)       Not Applicable.

     (q)       Memorandum describing transfer and redemption procedures.

     (r)       Power of Attorney.

     (s)       Organizational Chart.

-------------------------
(1) Incorporated by reference to the Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 33-61267, of Hartford Life and Annuity Insurance Company filed with the Securities and Exchange Commission on August 26, 1996.

(2) Incorporated by reference to the Post-Effective Amendment No. 4 to the Registration Statement on Form S-6, File No. 33-61267, of Hartford Life and Annuity Insurance Company filed with the Securities and Exchange Commission on July 20, 1998.

Item 28.  Officers and Directors.

--------------------------------------------------------------------------------
  NAME, AGE                             POSITION WITH HARTFORD
--------------------------------------------------------------------------------
  Wendell J. Bossen                     Vice President
--------------------------------------------------------------------------------
  Gregory A. Boyko                      Senior Vice President, Director*
--------------------------------------------------------------------------------
  Peter W. Cummins                      Senior Vice President
--------------------------------------------------------------------------------
  Timothy M. Fitch                      Vice President & Actuary
--------------------------------------------------------------------------------
  Mary Jane B. Fortin                   Vice President & Chief Accounting
                                        Officer
--------------------------------------------------------------------------------
  David T. Foy                          Senior Vice President & Treasurer
--------------------------------------------------------------------------------
  Lynda Godkin                          Senior Vice President, General Counsel,
                                        and Corporate Secretary, Director*
--------------------------------------------------------------------------------
  Lois W. Grady                         Senior Vice President
--------------------------------------------------------------------------------
  Stephen T. Joyce                      Vice President
--------------------------------------------------------------------------------
  Michael D. Keeler                     Vice President
--------------------------------------------------------------------------------
  Robert A. Kerzner                     Senior Vice President
--------------------------------------------------------------------------------
  Thomas M. Marra                       Executive Vice President, Director*
--------------------------------------------------------------------------------
  Steven L. Matthiesen                  Vice President
--------------------------------------------------------------------------------
  Craig R. Raymond                      Senior Vice President and Chief Actuary
--------------------------------------------------------------------------------
  Lowndes A. Smith                      President and Chief Executive Officer,
                                        Director*
--------------------------------------------------------------------------------
  David M. Znamierowski                 Senior Vice President, Director*
--------------------------------------------------------------------------------

   Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

------------------------------------------------
 *   Denotes Board of Directors of Hartford.


Item 29. Persons Controlled By or Under Common Control with the Depositor or Registrant

          Filed herewith as Exhibit(s).

Item 30:  Indemnification

Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they becomes subject by reason of being or having been an employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq. Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify only a director that was successful on the merits in a suit, under Article VIII, Section 2 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant who are parties or threatened to be parties to a legal proceeding by reason of his being or having been a director or officer of the Registrant for any expenses if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and with respect to criminal proceedings, had no reason to believe his conduct was unlawful. Unless otherwise mandated by a court, no indemnification shall be made if such officer or director is adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant.

Additionally, the directors and officers of Hartford and Hartford Equity Sales Company, Inc. ("HESCO") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriters

          (a) HESCO acts as principal underwriter for the following investment companies:

               Hartford Life Insurance Company - Separate Account VL I Hartford Life Insurance Company - Separate Account VL II Hartford Life Insurance Company - ICMG Secular Trust Separate
                 Account
               Hartford Life Insurance Company - ICMG Registered Variable Life
                 Separate Account A
               Hartford Life and Annuity Insurance Company - Separate Account
                 VL I
               Hartford Life and Annuity Insurance Company - Separate Account
                 VL II
               Hartford Life and Annuity Insurance Company - ICMG Registered
                 Variable Life Separate One

          (b)  Directors and Officers of HESCO

               Name and Principal           Positions and Offices
                Business Address              With Underwriter
               ------------------           ----------------------
               Lowndes A. Smith             President and Chief Executive
                                             Officer, Director
               Thomas M. Marra              Executive Vice President, Director
               Peter W. Cummins             Senior Vice President
               Lynda Godkin                 Senior Vice President, General
                                             Counsel and Corporate Secretary
               Richard J. Garrett           Vice President
               Donald A. Salama             Vice President
               Donald E. Waggaman, Jr.      Treasurer
               George R. Jay                Controller

   Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 32.  Location of Accounts and Records

          All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 33.  Management Services

          All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 34.  Representation of Reasonableness of Fees

          Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the Town of Simsbury, and State of Connecticut on the 2nd day of August, 1999.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
ICMG REGISTERERED VARIABLE LIFE SEPARATE ACCOUNT ONE
(Registrant)

*By: David T. Foy                                      *By: /s/ Thomas S. Clark
     --------------------------------------------------     --------------------
     David T. Foy, Senior Vice President and Treasurer      Thomas S. Clark
                                                            Attorney-In-Fact

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

*By: David T. Foy
     --------------------------------------------------
     David T. Foy, Senior Vice President and Treasurer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Gregory A. Boyko, Senior Vice President,
  Director*
Lynda Godkin, Senior Vice President, General           *By:  /s/ Thomas S. Clark
  Counsel, & Corporate Secretary, Director*                 ------------------
Thomas M. Marra, Executive Vice                             Thomas S. Clark
  President, Director *                                     Attorney-In-Fact
Lowndes A. Smith, President,
  Chief Executive Officer, Director *
David M. Znamierowski, Senior Vice President,          Dated: August 2, 1999
  Director*

                                   EXHIBIT INDEX


1.1 Resolution of the Board of Directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account.

1.2       Form of Principal Underwriter Agreement.

1.3       Form of Selling Agreement.

1.4 Form of Contract and Certificate for Group Flexible Premium Variable Life Insurance Policy.

1.5 Form of Enrollment Form for Certificate Issued under Group Flexible Premium Variable Life Insurance Policy.

1.6       Form of Participation Agreement.

1.7 Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

1.8       Memorandum describing transfer and redemption procedures.

1.9       Power of Attorney

1.10      Organizational Chart